Form U-13-60

ANNUAL REPORT

For the Period Beginning January 1, 2002 and Ending December 31, 2002

TO THE

U.S. SECURITIES AND EXCHANGE COMMISSION

OF

Allegheny Ventures, Inc.

Date of Incorporation:  August 18, 1994

A Delaware Corporation

Principal Executive:

10435 Downsville Pike
Hagerstown, MD 21740-1766

Address correspondence to:

Thomas R. Gardner, Controller
Allegheny Ventures, Inc.
10435 Downsville Pike
Hagerstown, MD 21740-1766

Name of Principal Holding Company:

Allegheny Energy, Inc.

3
ANNUAL REPORT OF Allegheny Ventures, Inc.

SCHEDULE I COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2002	2001
	PROPERTY
101	Service company property (Schedule II)	0	0
107	Construction work in progress (Schedule II)	0	0
121	Non Utility Property (Schedule II)	42,795,898	43,800,379
	Total Property	42,795,898	43,800,379
108	Less accumulated provision for depreciation and amortiziation of
	service company property (Schedule III)	0	0
122	Less accumulated provision for depreciation and amortization
	of non-utility property (Schedule III)	3,886,124	2,624,212
	Net Service Company Property	38,909,775	41,176,167
	INVESTMENTS
114	Investments in associate companies	0	1,122,064
123	Investments in associate companies (Schedule IV)	7,285,903	95,931,713
124	Other investments (Schedule IV)	139,866	10,809,346
	Total Investments	7,425,769	107,863,123
	CURRENT AND ACCRUED ASSETS
131	Cash	490,110	3,334,473
134	Special deposits	0	0
135	Working funds	1,500	2,500
136	Temporary cash investments (Schedule IV)	15,118,610	1,026,853
141	Notes receivable	3,600	0
142	Customer Accounts Receivable	19,160,717	23,732,915
143	Accounts Receivable	30,373,337	45,127,861
144	Accumulated provision of uncollectible accounts	(5,472,081)	(2,824,098)
146	Accounts receivable from associate companies (Schedule V)	804,054	828,405
152	Fuel stock expenses undistributed (Schedule VI)	0	0
154	Materials and supplies	6,923,846	6,132,309
163	Stores expense undistributed (Schedule VII)	0	0
165	Prepayments	166,567	2,543,833
171	Interest Receivables	15,701	344,727
174	Miscellaneous current and accrued assets (Schedule VIII)	8,465,269	34,351,121
	Total Current and Accrued Assets	76,051,230	114,600,899
	DEFERRED DEBITS
181	Unamortized debt expense	0	0
184	Clearing accounts	(42)	292
186	Miscellaneous deferred debits (Schedule IX)	32,621,397	16,099,716
188	Research, development, or demonstration expenditures (Schedule X)	0	0
190	Accumulated deferred income taxes	0	0
	Total Deferred Debits	32,621,355	16,100,008

	TOTAL ASSETS AND OTHER DEBITS	155,008,128	279,740,197

4
ANNUAL REPORT OF Allegheny Ventures, Inc.

SCHEDULE I COMPARATIVE BALANCE SHEET

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL
		AS OF DECEMBER 31
	PROPRIETARY CAPITAL	2002	2001
201	Common stock issued (Schedule XI)	1,000	1,000
211	Miscellaneous paid-in capital (Schedule XI)	205,454,013	140,753,593
215	Appropriated retained earnings (Schedule XI)	1,210,074	0
216	Unappropriated retained earnings (Schedule (XI)	(85,483,125)	(36,231,170)
	Total Proprietary Capital	121,181,962	104,523,423

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	0	0
224	Other long-term debt (Schedule XII)	0	10,500,000
225	Unamortized premium on long-term debt	0	0
226	Unamortized discount on long-term debt-debit	0	0
227	Obligations under capital leases-noncurrent	0	0
228	Provision for Injuries & Damages		10,000
	Total Long-Term Debt	0	10,510,000

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	0	0
232	Accounts payable	28,804,068	56,305,862
233	Notes payable to associate companies (Schedule XIII)	0	700,000
234	Accounts payable to associate companies (Schedule XIII)	4,000,078	1,812,061
235	Customer Deposits	763,443	2,054,772
236	Taxes accrued	162,450	4,012,578
237	Interest accrued	0	51,701
238	Dividends declared	0	0
241	Tax collections payable	5,631	22,125
242	Miscellaneous current and accrued liabilities (Schedule XIII)	2,205,855	99,580,551
	Total Current and Accrued Liabilities	35,941,525	164,539,650

	DEFERRED CREDITS
253	Other deferred credits	32,283,641	167,124
255	Accumulated deferred investment tax credits	0	0
	Total Deferred Credits	32,283,641	167,124

282	ACCUMULATED DEFERRED INCOME TAXES	230,187	0
283	ACCUMULATED DEFERRED INCOME TAXES OTHER	(34,629,186)	0

	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	155,008,129	279,740,197

5
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE II - SERVICE COMPANY PROPERTY

		BALANCE AT				BALANCE
		BEGINNING		RETIREMENTS-	OTHER	AT CLOSE
DESCRIPTION		OF YEAR	ADDITIONS-1/	OR SALES - 1a/	CHANGES - 2/	OF YEAR
SERVICE COMPANY PROPERTY
ACCOUNT
301	ORGANIZATION

303	MISCELLANEOUS
	INTANGIBLES PLANT	0				0

304	LAND AND LAND RIGHTS	501,736		501,736		0

306	LEASEHOLD IMPROVEMENTS	255,753		83,488		172,265

307	EQUIPMENT	1,104,868	868,777	262,448		1,711,197

308	OFFICE FURN. & EQUIPMENT	1,308,633	13,803	965,957	0	356,479

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT	145,954	161,537			307,491

310	AIRCRAFT AND
	AIRPORT EQUIPMENT	0			0	0

311	OTHER PROPERTY	40,483,435			(234,969)	40,248,466

	SUBTOTAL	43,800,379	1,044,117	1,813,629	(234,969)	42,795,898

107	CONSTRUCTION WORK
	IN PROGRESS	0

	TOTAL	43,800,379	1,044,117	1,813,629	(234,969)	42,795,898

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
	1/ Additions include: 567,658 Gas Well 161,537 Vehicles for Appalachian Heating 301,119 Jking Plant Office Equipment 13,803
	1a/ Retirements or Sales Include: 501,736 Land Sold 262,448 Equipment retired 940,265 Fellon Mccord Sold 75,000 Assets Retired
	2/ Other Charges Include: 234,969 Cost Adjustment on Ventures

6
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE III

ACCUMULATED PROVISION FOR DEPRECIATION AND
AMORTIZATION OF SERVICE COMPANY PROPERTY

					OTHER
		BALANCE AT	ADDITIONS	-	CHANGES	BALANCE
DESCRIPTION		BEGINNING	CHARGED	RETIREMENTS	ADD	AT CLOSE
		OF YEAR	ACCT 403	_	(DEDUCT)	OF YEAR

ACCOUNT

301	ORGANIZATION					0

303	MISCELLANEOUS
	INTANGIBLES PLANT					0

304	LAND AND LAND RIGHTS					0

306	LEASEHOLD
	IMPROVEMENTS	34,910	34,606	(32,061)		37,455

307	EQUIPMENT	227,696	28,210	(186,327)		69,579

308	OFFICE FURN. & EQUIPMENT	505,784	35,330	(470,787)		70,327

309	AUTOMOBILES, OTHER
	VEHICLES AND RELATED
	GARAGE EQUIPMENT	3,602	86,482			90,084

310	AIRCRAFT AND
	AIRPORT EQUIPMENT

311	OTHER PROPERTY	1,852,220	1,766,459			3,618,679

	TOTAL	2,624,212	1,951,087	(689,175)	0	3,886,124

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:
Assets for Fellon Mccord sold

7
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

EnviroTech Investment Fund I, L.P., Net	3,438,260	0
A 9.9% interest in a limited partnership to acquire securities of companies with a primary emphasis on investments in energy.
Latin American Energy and Electricity Fund I, L.P.	3,162,287	0
A 8.25% interest in a limited partnership to invest in entities involved in new or existing
Electric power projects in Latin America and the Caribbean.
APS Cogenex, L.L.C.	1,455,913	1,706,368
A 50% joint venture with EUA Cogenex Corporation formed to engage in demand side management business activities
FondElec General Partner, L.P.	19,948
A 4.145% interest in limited partnership organized for the purpose of acting as the general
Partner of the Latin American Energy and Electricity Fund I, L.P.
AFN Communications, LLC	8,656,338
A 17.19% interest in a facilities-based network service provider that supplies high-capacity
Broadband access to primary, secondary and tertiary markets.
Odyssey Communications	533,335	1,074,818
A 40% interest in a company offering a complete range of fiber optic construction and
Professional services.
Enporion	2,980,347
A 3% interest in a new energy industry procurement exchange that provides member
Companies a means of decreasing costs by aggregating purchases, On-line via the internet.
Utility Assoc. Investment	472,442
A 10% interest in an emerging software development company that specializes in creating
Integrated mobile computing solutions for the utility industry.

8
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:	Complete the following schedule concerning investments.

Under Account 124 "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES continued:

LTI Telecom leasing	4,400,000
Investment in 4,000 shares Series A Preferred Stock, 10% payables semiannually, in arrears
LTI energy Products Leasing	1,100,000
Investment in 1,000 shares Series A Preferred Stock, 10% payables semiannually, in arrears
Mabco Stream Company, LLC	2,991,881	4,504,717
a 15.006% investment in a sales/leaseback company for Weirton Steel by providing steam
And partial power through the Foster Wheeler Steam plant and related generation facilities
Intangible Assets - Contracts	41,624,962

Goodwill	25,096,000
	95,931,713	7,285,903

ACCOUNT 124 - OTHER INVESTMENTS

ABS, Inc.	191,400
Investment in 330k shares of common stock of Adelphia Business Solutions, Inc.
Active Power Inc	117,946
Investment in 106,342 shares of common stock of Active Power Inc.
Miscellaneous Investments	10,500,000	139,866
Funds Deposit Collateral with Safeco	10,809,346	139,866

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

Temporary Cash Investment	1,026,853	15,118,610
	1,026,853	15,118,610

TOTAL	107,767,912	22,544,379

9
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:	Complete the following schedule listing accounts receivable
from each associate company. Where the service company has
provided accommodation or convenience payments for associate companies, a separate listing of total payments for each
associate company by subaccount should be provided.
			BALANCE AT	BALANCE AT
DESCRIPTION			BEGINNING	CLOSE
			OF YEAR	OF YEAR
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Allegheny Energy Service Corporation			13,500	0
West Penn Power Company			86,107	510,976
The Potomac Edison Company			68,117	22,959
Monongahela Power Company			102,260	8,625
Allegheny Energy, Inc.			403,793	8,670
Allegheny Energy Supply Company LLC			154,583	182,038
Mountaineer Gas			44	70,786
Green Valley Hydro Inc.			1	0

TOTAL			828,405	804,054

ANALYSIS OF CONVENIENCE OR ACCOMODATION PAYMENTS:
	Monongahela	The Potomac	West Penn
DESCRIPTION	Power	Edison	Power	TOTAL
	Company	Company	Company	PAYMENTS
None

TOTAL PAYMENTS	0	0	0	0

10
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary"
listed below give an overall report of the fuel functions performed by the service company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED

None.

TOTAL	0	0	0

11
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:	Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

DESCRIPTION	LABOR	EXPENSES	TOTAL

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED

None.

TOTAL	0	0	0

12
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE VIII

MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS

WVA Unexpenses Property Taxes	75,741	103,783

Alliance Energy Position in Derivative Assets - Current	27,832,401	0

Alliance Energy Position in Derivative Assets - Non Current	6,442,979	0

Deferred Taxes	0	2,178,756

Nonaffiliated Taxes Receivables	0	578,936

Affiliated Taxes Receivables	0	5,603,794

TOTAL	34,351,121	8,465,269

13
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:	Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

South Mississippi Electric Power Association Legal Fees	565,825	0

Miscellaneous	445	5,700

Prepaid Insurance	0	14,183

Deferred Taxes	15,533,446	32,249,199

Smartnet Maintenance Agreement	0	352,315

TOTAL	16,099,716	32,621,397

14
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE X

RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:	Provide a description of each material research, development, or
	demonstration project which incurred costs by the service
	corporation during the year.

	DESCRIPTION	AMOUNT

	ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR
	DEMONSTRATION EXPENDITURES

	None.

	TOTAL	0

15
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE XI- PROPRIETARY CAPITAL

ACCOUNT		NUMBER OF	PAR OR
NUMBER	CLASS OF STOCK	SHARES	STATED VALUE	OUTSTANDING CLOSE OF PERIOD
		AUTHORIZED	PER SHARE	NO OF SHARES	TOTAL AMOUNT

201	COMMON STOCK ISSUED	1,000	10	100	1,000

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.
DESCRIPTION					AMOUNT
ACCOUNT 211	MISCELLANEOUS PAID-IN CAPITAL*				205,454,013

ACCOUNT 215	APPROPRIATED RETAINED EARNINGS				1,210,074

	* Allegheny Ventures is funded in the form of capital contributions from the holding company, Allegheny Energy, Inc. TOTAL				206,664,087

INSTRUCTIONS: Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

		BALANCE AT	NET INCOME		BALANCE AT
DESCRIPTION		BEGINNING	OR	DIVIDENDS	CLOSE
		OF YEAR	(LOSS)	PAID	OF YEAR

ACCOUNT 216 - UNAPPROPRIATED RETAINED		(36,231,170)	(49,251,955)	-	(85,483,125)
EARNINGS

None.
TOTAL		(36,231,170)	(49,251,955)	-	(85,483,125)
16
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE XII- LONG TERM DEBT

INSTRUCTIONS: Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

	TERMS OF
	OBLIGATIONS
NAME OF CREDITOR	CLASS &	DATE			BALANCE AT			BALANCE
	SERIES	OF	INTEREST	AMOUNT	BEGINNING			AT CLOSE
	OF OBLIGATIONS	MATURITY	RATE	AUTHORIZED	OF YEAR	ADDITIONS	DEDUCTIONS	OF YEAR
ACCOUNT 223-
ADVANCES FROM
ASSOCIATE
COMPANIES:

None.								0

ACCOUNT 224-
OTHER LONG-
TERM DEBT:

Fleet National Bank	Medium-term Debt	6/30/2006	3.81%		10,500,000		10,500,000	0

TOTAL	0	0		0	10,500,000	0	10,500,000	0
17
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:	Provide balance of notes and accounts payable to each associate company. Give description and amounts of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.
	BALANCE AT	BALANCE AT
DESCRIPTION	BEGINNING	CLOSE
	OF YEAR	OF YEAR

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE
COMPANIES

Allegheny Energy, Inc.	700,000	0

TOTAL	700,000	0

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
COMPANIES

Allegheny Energy Service Corporation	1,678,526	3,780,782
West Penn Power Company	66,025	4,424
The Potomac Edison Company	60,916	64,141
Monongahela Power Company	126	57,516
Allegheny Energy, Inc.	2,105	215
Allegheny Energy Supply Lincoln Generating	0	8
West Virginia Power and Transmission	0	5,750
Allegheny Energy Supply Company LLC	4,315	87,194
Mountaineer Gas	48	48

TOTAL	1,812,061	4,000,078

ACCOUNT 242 - MISCELLANEOUS CURRENT AND
ACCRUED LIABILITIES

Misc Accrued Liabilities	231	25,384
Deferred Tax	0	2,178,756
Financial Transactions	8,978,329	0
Derivative Instruments - Current	69,520,296	0
Derivative Instruments - Non Current	21,081,695	0
Workers Compensation Awards	0	1,715

TOTAL	99,580,551	2,205,855

18
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:	The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

None other than those specifically noted on various pages.

19
ANNUAL REPORT OF Allegheny Ventures ,Inc.

For the Year Ended December 31, 2002

SCHEDULE XV

STATEMENT OF INCOME

ACCOUNT	DESCRIPTION	CURRENT YEAR	PRIOR YEAR

	INCOME
481	Commercial and Industrial Sales	535,594,381	0
488	Miscellaneous Services Revenues	3,817,717	0
450-456	Other Operating Revenue	108,872,423	55,902,067
457	Service Rendered to Associate Companies	0	313,600
458	Service Rendered to Nonassociate Companies	0	83,741,589
417-421	Miscellaneous Income or Loss	(46,278,653)	(4,048,548)
	Total Income	602,005,868	135,908,708

	EXPENSE
500-557	Power production expenses	619,664,958	1
560-598	Transmission & Distribution expenses	0	1,923
903	Customer Records and Collection Expense	0	2,015
904	Uncollectible Accounts	3,773,571	366,467
912	Selling Activity Expense	0	224,029
913	Sales Advertising	0	15,990
920	Salaries and wages	12,039,145	4,283,939
921	Office supplies and expenses	5,793,840	122,023,685
923	Outside services employed	5,873,436	1,422,696
924	Property insurance	1,133	262,618
925	Injuries and damages	10,039	22,804
926	Employee pensions and benefits	2,897,904	544,449
928	Regulatory commission expense	10	0
930.1	General advertising expenses	45,583	40,403
930.2	Miscellaneous general expenses	0	196,577
931	Rents	1,914,485	926,764
935	Maintenance of structures and equipment	0	221,833
403-404	Depreciation and amortization expense	3,848,465	6,248,969
408	Taxes other than income taxes	1,324,776	746,341
409	Income taxes	(6,524,313)	1,670,481
410	Provision for deferred income taxes	5,140,575	(874,555)
411.1	Provision for deferred income taxes - credit	(35,452,744)	(1,031,556)
411.7	Loss on Disposal of Utility Plant	31,526,488	0
425	Miscellaneous Amortization	1,122,065	0
426.1	Donations	853	533
426	Other deductions	0	(1,311,690)
427	Interest on long-term debt	297,536	0
430	Interest on Debt to Associate Company	(4,310)
431	Other interest expense	278	106,821
435	Extraordinary Deductions	(2,035,947)	0
	Total Expense	651,257,823	136,111,537

	Net Income or (Loss)	(49,251,955)	(202,829)

20
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

ANALYSIS OF BILLING

ASSOCIATE COMPANIES
ACCOUNT 457

	DIRECT	INDIRECT	COMPENSATION	TOTAL
NAME OF ASSOCIATE COMPANY	COSTS	COSTS	FOR USE	AMOUNT
	CHARGED	CHARGED	OF CAPITAL	BILLED
1/
	457-1	457-2	457-3

None

TOTAL	0	0	0	0

21
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

ANALYSIS OF BILLING

NONASSOCIATE COMPANIES
ACCOUNT 458

	DIRECT	INDIRECT	COMPENSATION		EXCESS	TOTAL
NAME OF NONASSOCIATE CO	COST	COSTS	FOR USE	TOTAL	OR	AMOUNT
	CHARGED	CHARGED	OF CAPITAL	COST	DEFICIENCY	BILLED

	458-1	458-2	458-3		458-4

None

TOTAL

INSTRUCTION: Provide a brief description of the services rendered to each nonassociate company
22

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE XVI

ANALYSIS OF CHARGES FOR SERVICE
ASSOCIATE AND NONASSOCIATE COMPANIES

		ASSOCIATE			NONASSOCIATE			1/ TOTAL CHARGES
		COMPANY CHARGES			COMPANY CHARGES			FOR SERVICE
		DIRECT	INDIRECT		DIRECT	INDIRECT		DIRECT	INDIRECT
DESCRIPTION OF ITEMS		COST	COST	TOTAL	COST	COST	TOTAL	COST	COST	TOTAL

920	SALARIES AND WAGES
921	OFFICE SUPPLIES AND EXPENSES
923	OUTSIDE SERVICES EMPLOYED
924	PROPERTY INSURANCE				This Type of Breakdown is not
925	INJURIES AND DAMAGES				Applicable
926	EMPLOYEE PENSIONS AND BENEFITS
930.1	GENERAL ADVERTISING EXPENSES
930.2	MISCELLANEOUS GENERAL EXPENSES
931	RENTS
403	DEPRECIATION AND AMORTIZATION
EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME
TAXES
411	PROVISION FOR DEFERRED INCOME
TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
426.1	DONATIONS
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
431	OTHER INTEREST EXPENSE

INSTRUCTIONS: Total cost of service
will equal for associate and non-associate
companies the total amount billed under
their separate analysis of billing schedules.
TOTAL EXPENSES		0	0	0				0	0	0
Compensation for use of equity capital
430 INTEREST ON DEBT TO ASSOC COS.
TOTAL COST OF SERVICE		0	0	0				0	0	0

23
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

SCHEDULE XVII

SCHEDULE OF EXPENSE DISTRIBUTION
BY
DEPARTMENT OR SERVICE FUNCTION

DEPARTMENT OR SERVICE FUNCTION

(Unregulated)
		TOTAL			LEGAL	FINANCE	REGULATION	ALLEGHENY
	DESCRIPTION OF ITEMS	AMOUNT	OVERHEAD	EXECUTIVE	GROUP	ADMINISTRATION	& RATES	VENTURES
920	SALARIES AND WAGES
921	OFFICE SUPPLIES AND EXPENSES
923	OUTSIDE SERVICES EMPLOYED
924	PROPERTY INSURANCE
925	INJURIES AND DAMAGES
926	EMPLOYEE PENSIONS AND BENEFITS
930.1	GENERAL ADVERTISING EXPENSE			This Type of Breakdown is not
930.2	MISCELLANEOUS GENERAL EXPENSE			Applicable
931	RENTS
935	MAINTENANCE OF STRUCTURES AND
EQUIPMENT
403	DEPRECIATION AND AMORTIZATION
EXPENSE
408	TAXES OTHER THAN INCOME TAXES
409	INCOME TAXES
410	PROVISION FOR DEFERRED INCOME
TAXES
411	PROVISION FOR DEFERRED INCOME
TAXES - CREDIT
411.5	INVESTMENT TAX CREDIT
418	NONOPERATING RENTAL INCOME
426.1	DONATIONS
426	OTHER DEDUCTIONS
427	INTEREST ON LONG-TERM DEBT
430	INTEREST ON DEBT TO ASSOCIATE
COMPANIES
431	OTHER INTEREST EXPENSE

INSTRUCTIONS: Indicate each department or service
function. (See Instruction 01-3 General
Structure of Accounting System: Uniform
System of Accounts)
TOTAL EXPENSES		0	0	0	0	0	0	0

24

ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

DEPARTMENTAL ANALYSIS OF SALARIES
ACCOUNT 920

		DEPARTMENTAL SALARY EXPENSE				NUMBER
NAME OF DEPARTMENT		INCLUDED IN AMOUNTS BILLED TO				PERSONNEL
Indicate each dept.		TOTAL	PARENT	OTHER	NON	END OF
or service function.		AMOUNT	COMPANY	ASSOCIATES	ASSOCIATES	YEAR

This type of Breakdown is not
Applicable

	TOTAL	0	0	0	0	0

25
ANNUAL REPORT OF Allegheny Ventures, Inc.

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

INSTRUCTIONS:	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for
	each type of service.
FROM WHOM PURCHASED	ADDRESS	AMOUNT
Legal Services:

Vendors Over $25,000		786,491

SULLIVAN & CROMWELL	125 BROAD STREET NEW YORK NY	60,083
SNIDER BERLIN SHEREFF FRIEDMAN	ACCOUNTING DEPT WASHINGTON DC	27,678
WATKINS LUDLAM WINTER & STENNIS	PO BOX 427 JACKSON MS	698,730

Miscellaneous - Under $25,000 (14)		50,946

Total Legal Service		837,437

Audit Services

Vendors Over $25,000		184,649

PRICEWATERHOUSE COOPERS LLP	2400 PENN CTR PHILADELPHIA PA	184,649

Miscellaneous - Under $25,000 (1)		18,414

Total Audit Service		203,063

Medical Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (53)		2,512

Total Medical Service		2,512

Engineering Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (2)		33,135

Total Engineering Service		33,135

Temporary Staffing Services

Vendors Over $25,000		0

Miscellaneous - Under $25,000 (3)		6,292

Total Temporary Staffing Service		6,292

26
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for
	each type of service.
FROM WHOM PURCHASED		AMOUNT
Credit and Collection Services

Vendors over $25,000		0

Miscellaneous - Under $25,000 (10)		14,516

Total Credit and Collection Service		14,516

Contract Work

Vendors Over $25,000		1,366,406

ODYSSEY COMMUNICATIONS LLC	100 BRUSH RUN RD GREENSBURG PA	220,110
DQE COMMUNICATIONS LLC	OPRTNS / SALES PITTSBURGH PA	59,901
AMERICAN ELECTRIC POWER	DAVID A DAVIS CANTON OH	44,496
VERIZON-WV	PO BXO 60 COCKEYSVILLE MD	34,403
CAPSTONE		65,000
EASTERN AMERICAN ENERGY CORP	501 56TH ST CHARLESTON WV	942,496

Miscellaneous - Under $25,000 (153)		570,938

Total Contract Work		1,937,344

License and Maintenance Services

Vendors Over $25,000		116,995

CORPORATE SOFTWARE & TECHNOLOGY	2 EDGEWATER DR NORWOOD MA	31,657
DELHI CONSULTING INC	2435 WEST PIKE ST HOUSTON PA	26,694
SUNGARD ENERGY SYSTEMS	BANK OF AMERICA CHICAGO IL	58,644

Miscellaneous - Under $25,000 (139)		91,873

Total License and Maintenance Services		208,868

27
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

OUTSIDE SERVICES EMPLOYEE
ACCOUNT 923

INSTRUCTIONS	Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any
	one payee and included within one subaccount is less than $100,000, only the aggregate number and
	amount of all such payments included within the subaccount need be shown. Provide a subtotal for each
	type of service.
FROM WHOM PURCHASED		AMOUNT

Other Services

Vendors Over $25,000		1,909,960

BARRINGTON ENERGY PARTNERS LLC	ATTN: MS BETTY WIMBLEY TAMPA FL	527,286
DREW FELLON AND DAN MCCORD		694,905
SYNERGY REAL ESTATE CORP	SYNERGY BLDG PITTSBURGH PA	174,848
BRYAN BOLLMAN	C/O BOLLMAN ENTERPRISES GIBSONIA PA	113,611
RICHARD M FREDA	3559 FOXWOOD CT MURRYSVILLE PA	78,845
DELPHI CONSULTING INC	2435 WEST PIKE ST HOUSTON PA	68,164
PRICEWATERHOUSE COOPERS LLP	500 FRANK W BURR BLVD TEANECK NJ	53,684
ROBERT P SWEENEY	14 KNODE CIRCLE BOONSBORO MD	42,739
DRAKE ASSOCIATES INC	4141 BROWNSVILLE RD PITTSBURGH PA	32,689
MISSION TELECOMMUNICATIONS GROUP	MISSION GROUP LLC IVY VA	32,294
WORLDCOM	PAYMENTS PROCESSING CTR RICHMOND VA	31,679
SYNERGY REAL ESTATE CORP	SYNERGY BLDG PITTSBURGH PA	30,128
MISSION GROUP LLC	BOX 372 IVY PA	29,088

Miscellaneous - Under $25,000 (261)		720,309

Total Other Services		2,630,269

TOTAL OUTSIDE SERVICES		5,873,436

28

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

EMPLOYEE PENSIONS AND BENEFITS
ACCOUNT 926

INSTRUCTIONS:	Provide a listing of each pension plan and benefit
program provided by the service company. Such
listing should be limited to $25,000.

DESCRIPTION		AMOUNT

Employee welfare payments		129,034
Corporate pension plan		96,374
Long-term disability		39,758
Group medical		664,171
Group life insurance		136,079
Savings plan expense		180,932
Employee education assistance		71,728
Group dental		55,221
Postretirement benefits other than pensions		69,855
Workforce Reduction		1,435,771
Health & Dependent care spending plan		3,313
Worker Comp		15,668

	TOTAL	2,897,904

29
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

GENERAL ADVERTISING EXPENSES
ACCOUNT 930.1

INSTRUCTIONS:	Provide a listing of the amount included in Account930.1, "General Advertising Expenses", classifying
	Classifying the items according to the nature of the advertising and as defined in the account
	definition. If a particular class includes an amount in excess of $3,000 applicable to a single
	payee show separately the name of the payee and the aggregate amount applicable thereto.

	DESCRIPTION		NAME OF PAYEE	AMOUNT
	General Advertising:
			TRIBUNE REVIEW	12,718
			DRAKE ADVERTISING INC	6,476
			QUEST FORE	4,527
			HERALD-STANDARD	4,366
			LAUREL VALLEY GRAPHICS	7,188

			Various	10,308

		TOTAL		45,583

30

ANNUAL REPORT OF Allegheny Ventures, Incorporation

For the Year Ended December 31, 2002

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS:	Provide a listing of the amount included in Account
	930.2, "Miscellaneous General Expenses", classifying
	such expenses according to their nature. Payments and
	expenses permitted by Sections 321(b)(2) of the Federal
	Election Campaign Act, as amended by Public Law 94-283
	in 1976 (2 U.S.C. 441(b)(2)) shall be separately
	classified.

	DESCRIPTION	AMOUNT

None

	TOTAL	0

31

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

RENTS
ACCOUNT 931

INSTRUCTIONS:	Provide a listing of the amount included in Account
931, "Rents", classifying such expenses by major
groupings of property, as defined in the account
definition of the Uniform System of Accounts.

TYPE OF PROPERTY		AMOUNT

Office Space and Buildings		821,481
Computer Equipment		206,917
Software		2
Communication Equipment		75,707
Furniture and Equipment		162,739
Office Space Affiliated		44,068
Miscellaneous		603,571

	TOTAL	1,914,485

32

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:	Provide an analysis of Account 408, "Taxes Other Than
	Income Taxes". Separate the analysis into two groups:
	(1) other than U.S. Government taxes, and (2) U.S.
	Government taxes. Specify each of the various kinds
	of taxes and show the amount thereof. Provide a
	subtotal for each class of tax.

	KIND OF TAX	AMOUNT

(1)	Other than U.S. Government Taxes:

	State unemployment tax	23,681
	State Property	45,324
	State Gross Rec Utilities	19,088
	State Sales	291
	State Use	50
	State Other	241,361
	Franchise Tax	295,888
	State gross premium & license	7,125
	Local Property	6,862
	Local Gross Rec Utilities	125
	Other	327

	Total Other than U. S. Government Taxes	640,122

(2)	U.S. Government Taxes:

	FICA	675,644
	Federal unemployment	9,010

	Total U. S. Government Taxes	684,654

	TOTAL	1,324,776

33

ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

DONATIONS
ACCOUNT 426.1

INSTRUCTIONS:	Provide a listing of the amount included in Account
	426.1, "Donations", classifying such expenses by its
	purpose. The aggregate number and amount of all
	items of less than $3,000 may be shown in lieu of
details.

NAME OF RECIPIENT	PURPOSE OF DONATION	AMOUNT

Various		853

	TOTAL	853

34
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

OTHER DEDUCTIONS
ACCOUNT 426.5

INSTRUCTIONS:		Provide a listing of the amount included in Account
		426.5, "Other Deductions", classifying such expenses
	according to their nature.

	DESCRIPTION	NAME OF PAYEE	AMOUNT

None

		TOTAL	0

35
ANNUAL REPORT OF Allegheny Ventures, Inc

For the Year Ended December 31, 2002

SCHEDULE XVIII
NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:	The space below is provided for important notes
regarding the statement of income or any account
thereof. Furnish particulars as to any significant
increase in services rendered or expenses incurred
during the year. Notes relating to financial
statements shown elsewhere in this report may be
indicated here by reference.

None other than those specifically noted on various pages.

38

ANNUAL REPORT OF Allegheny Ventures, Inc.

SIGNATURE CLAUSE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                                                      Allegheny Ventures, Inc.
                                                                     (Name of Reporting Company)

                                                                     By: /S/ THOMAS R. GARDNER
                                                                     (Signature of Signing Officer)

                                                                     Thomas R. Gardner, VP & Controller
                                                                     (Printed Name and Title of Signing Officer)

Date:  April 1, 2004